Exhibit 21.1

LIST OF SUBSIDIARIES OF GLOBAL PARTNERS LP

Entity	Jurisdiction of Formation

GLP Finance Corp.	Delaware

Global Operating LLC	Delaware

Global Companies LLC	Delaware

Glen Hes Corp.	Delaware

Global Energy Marketing LLC	Delaware

Global Montello Group Corp.	Delaware

Alliance Retail LLC	Delaware

Chelsea Sandwich LLC	Delaware

Alliance Energy LLC	Massachusetts

Bursaw Oil LLC	Massachusetts

Portside LLC	Delaware